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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

For the month of November 25, 2003.
                 -----------    --

Commission File Number ________________

                           DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
               (Translation of registrant's name into English)

      3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
------------------------------------------------------------------------------
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/  Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.

Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-________________.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DOMAN INDUSTRIES LIMITED
                                          -------------------------------------
                                                    (Registrant)

Date   November 25, 2003                   By      /s/ Philip G. Hosier
     -------------------                  -------------------------------------
                                                       (Signature)*
                                                    Philip G. Hosier
                                                Vice President, Finance

--------
*Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                  THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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             [DOMAN LOGO]    DOMAN INDUSTRIES LIMITED
                             435 TRUNK ROAD
                             DUNCAN, BRITISH COLUMBIA
                             CANADA V9L 2P9

                             TELEPHONE: (250) 748-3711
                             FACSIMILE: (250) 748-6045



                            N E W S    R E L E A S E

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

NOVEMBER 25, 2003-DUNCAN, BRITISH COLUMBIA - Doman Industries Limited ("Doman") announced today that it has learned that the Government of British Columbia has introduced legislation which purports to extinquish retroactively the right to certain compensation from the Government. Doman, along with three other companies, is suing the Government for breaching its contractual obligations to owners of timber licences in the Province by compelling them to pay stumpage instead of royalty on those licences. The litigation has been complex and lengthy. The case was set to go to trial in April. If enacted in its current form this legislation would appear to extinquish Doman's right to seek compensation from the Government with respect to those contractual obligations.

Extinguishing the right to sue and receive compensation for breaches of duty on this scale is, Doman believes, unprecedented in the Province's history. Such action does not, in Doman's view, inspire confidence in the Government respecting agreements that the Government enters into or the rule of law.

As the Ontario Court of Appeal has said:

"The Government occupies a unique - and uniquely powerful - role in its relationship with the public. This power imbalance, in turn, creates a duty on the government to act in a way that enhances public confidence in reliable fairness from the government."

Doman is considering all of its options, both legal and non-legal, to address this unprecedented action by the Government.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

FOR FURTHER INFORMATION CONTACT:    BILL BERARDINO AT
                                    BERARDINO & HARRIS 604 647 4557.